Media Release

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ROCHE HOLDING 82-3315

Roche

02034212

RECD S.E.C.
MAY 16 2002
1086

Basel, May 8, 2002

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Amgen to acquire Filgrastim and Pegfilgrastim in Europe from Roche

Roche and Amgen (Nasdaq: AMGN) announced today that Amgen has purchased from Roche the assets and business related to filgrastim and pegfilgrastim in the European Union, Switzerland and Norway.

Filgrastim and pegfilgrastim are white-cell boosting therapeutics that are used primarily to prevent patients from contracting potentially life threatening infections following chemotherapy. Filgrastim has been commercialized by Amgen and Roche under the Neupogen and Granulokine trade names. Amgen also currently markets in the U.S. pegfilgrastim, as Neulasta, a long-acting version of filgrastim.

In December 2001 Roche announced the planned merger of its Japanese subsidiary with the Japanese company Chugai, to create a strong, globally acting Japanese company. As a result of this merger, Roche is selling part of its European filgrastim and pegfilgrastim business to Amgen, as Chugai commercializes a competitive drug.

Amgen will pay Roche $137.5 million for this acquisition. Roche will continue as the licensee for filgrastim and pegfilgrastim in other countries in Eastern Europe, Middle East, Africa, Asia and Latin America.

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About Filgrastim and Pegfilgrastim

Filgrastim and pegfilgrastim are a crucial part of treatment for many patients receiving cancer chemotherapy. Some cancer drugs, in addition to attacking the cancer, destroy the patient's white blood cells, which are extremely important in fighting infection. Consequently, these patients are prone to developing severe, and even life-threatening, infections. Filgrastim and pegfilgrastim are

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able to restore the number of white blood cells and thus improve their ability to kill infecting micro-organisms.

About Amgen

Amgen is a global biotechnology company that discovers, develops, manufactures and markets important human therapeutics based on advances in cellular and molecular biology. Amgen is headquartered in Thousand Oaks, CA, USA, with European headquarters in Lucerne, Switzerland.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well being and quality of life.

Basel, 14 May 2002

Roche and Vernalis announce new collaboration in depression and anxiety

New joint research collaboration will develop novel medicines to treat two of the most common disorders of the central nervous system

Roche and Vernalis (LSE: VER) today announced a major new strategic collaboration to discover and develop new drugs for the treatment of depression and anxiety. This project represents an entirely new approach to the treatment of central nervous system disorders aimed at overcoming current limitations in this therapeutic area such as slow onset of action and side effects that cause patients to discontinue treatment. Depression is one of the most common mental health problems and affects around 19 million people annually in the US alone.

Under the terms of this agreement, Roche has an option to license-in worldwide rights to develop and commercialise compounds arising from Vernalis' research and development programme. The option is exercisable up to the completion of Phase I studies. Roche will pay Vernalis an annual option fee and additional sums on the achievement of key milestones during the option period. Upon exercise of the option, the parties will establish a joint research collaboration, under which Roche will provide research funding to Vernalis to identify and bring forward further product candidates for development. Roche will conduct all the further development of the first and any subsequent product candidates and will make a series of payments to Vernalis on the achievement of agreed pre- and post approval milestones that could total up to US$80 million. Roche will have exclusive rights to commercialise all products arising from this agreement in the fields of depression and anxiety, and Vernalis will receive royalties on worldwide sales. If Roche does not exercise its option, Vernalis will retain all rights in the programme.

Roche has also made a loan to Vernalis of £7 million, bearing interest of 6.5%, which is convertible into Vernalis ordinary shares, at Roche's option, at a conversion price of 329p per share. If not converted the loan is repayable after five years.

"We are pleased to be collaborating with Vernalis in this very exciting area of neurological disorders, which has the potential to bring a new class of antidepressant to the market" stated William M. Burns, Global Head of the Pharmaceutical Division at Roche. "This collaboration represents another example of Roche's ability to identify and make strategic investments in both small and large biotechnology companies with excellent science and the potential to deliver new products for currently unmet medical needs."

Commenting on the announcement, Robert Mansfield, Chief Executive of Vernalis, said: " This new agreement is a further strong validation of the quality of our science and of the excellent working relationship we have now developed with Roche through our existing collaborations in obesity and diabetes.

About Depression

Depression is one of the most common mental health problems in the developed world and affects 19 million US citizens each year, according to the Surgeon General's Report on Mental Health in 1999. Depression is twice as likely in women compared to men, and is a significant cause of premature death and disability. Around 15% of patients who have experienced a major depressive illness commit suicide and there is a fourfold increase in the risk of heart disease in the presence of depression. It has been estimated that the direct and indirect costs of depression amount to $44 billion annually in the US.

About Vernalis

Vernalis is an integrated biopharmaceutical company that discovers, develops and commercialises drugs to treat central nervous system diseases, obesity and diabetes. The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in neurological, psychiatric and eating disorders. In 2002 Vernalis will see the launch of its most advanced product, frovatriptan for the acute treatment of migraine, in the key US and European markets.

In addition to depression, the Vernalis portfolio includes product candidates targeting obesity, sexual dysfunction, diabetes, Parkinson's disease and neuropathic pain. Vernalis shares trade on the London Stock Exchange (VER) and the website is located at www.vernalis.com.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative

products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well being and quality of life.

Roche has a long history in the research and development of medicines to treat disorders of the central nervous system. This therapeutic field is one of the seven key research areas at Roche and new products will add to a well established and broad range of products for the treatment of depression and anxiety.